[Artio Global Funds letterhead]

April 19, 2010

VIA EDGAR CORRESPONDENCE

Mr. Jeff Long
Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 200549

Re:	Artio Global Investment Funds (the “Trust”) and its respective series:
Artio International Equity Fund (“International Equity Fund”)
Artio International Equity Fund II (“International Equity Fund II”)
Artio Total Return Bond Fund (“Total Return Bond Fund”),
Artio Global High Income Fund (“Global High Income Fund”)
Artio U.S. Microcap Fund (“Microcap Fund”)
Artio U.S. Smallcap Fund (“Smallcap Fund”)
Artio U.S. Midcap Fund (“Midcap Fund”) and
Artio U.S. Multicap Fund (“Multicap Fund”)
--- File nos. 33-47507, 811-6652

and

Artio Global Equity Fund Inc. (the “Global Equity Fund”)
--- File Nos. 333-111901, 811-6017

Dear Mr. Long:

     This letter is in response to the comments provided via telephone on February 24, 2010. The comments provided by the SEC Staff and the responses of the Trust and the Global Equity Fund (each a “Registrant” and together the “Registrants”) are listed below:

Form N-SAR

1.	Comment: The auditors internal control report that was filed with the Registrants Form N-SAR filings on December 30, 2009 was missing the auditor’s signature. When the SEC staff attempted to review the Form N-SAR filings, the EDGAR filings indicated that there was a “Missing graphic.” Provide the auditors signature by amending the Form N-SAR filings.

Response: The Form N-SAR for each registrant was amended on April 14, 2010 to include the auditors signature on the auditors internal control report.

Mr. Jeff Long
April 19, 2010

October 31, 2009 Annual Report

2.	Comment: For any fund that invests in preferred stock, include the interest rate in the schedule of investments for each preferred stock.

Response: The change will be made as requested in future shareholder reports.

3.	Comment: Paragraph 33.c of FAS 157 requires for Level 3 a description of inputs and how they are developed. Please provide the required detail.

Response: The change will be made as requested in future shareholder reports.

Form N-1A

4.	Comment: For International Equity and International Equity II, the October 31, 2009 shareholder report indicates that each fund invested 32% of its assets in the financials industry Form N-1A requires funds to disclose their policy with respect to concentration if they invest more than 25% in an industry.

Response: The International Equity Fund and International Equity Fund II have not invested in excess of 25% in any single industry. The shareholder report indicates that the International Equity Fund and International Equity Fund II each invested 32% of their assets in the financials sector. The financials sector is comprised of multiple individual industries including banks, insurance, diversified financials and real estate. Investments by the International Equity Fund and International Equity Fund II in each of the individual industries are less than 25%.

5.	Comment: Several of the Funds have portfolio turnover at or above 200% for one or mor years. See the requirement of Form N-1A with respect to portfolio turnover and make appropriate disclosures to the Registration Statement filed under Rule 485A on December 28, 2009.

Response: The required disclosures under Form N-1A regarding portfolio turnover were included in the Registrants’ registration statements that were filed under Rule 485b with the SEC on February 26, 2010.

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     You requested that the Registrants make certain representations concerning the annual report to shareholders and the response being made to the comments received. These representations are included as an exhibit to this letter.

     Please contact me at (617) 669-1118 if you have any questions regarding the Registrants’ responses.

Very truly yours,

/s/ Elizabeth A. Watson
Elizabeth A. Watson
Assistant Secretary of Artio Global Investment Funds
Assistant Secretary of Artio Global Equity Fund, Inc.

Mr. Jeff Long
April 19, 2010

EXHIBIT

[Artio Global Funds Letterhead]

April 19, 2010

VIA EDGAR CORRESPONDENCE

Mr. Jeff Long
Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 200549

Re:	Artio Global Investment Funds (the “Trust”) and its respective series:
Artio International Equity Fund (“International Equity Fund”)
Artio International Equity Fund II (“International Equity Fund II”)
Artio Total Return Bond Fund (“Total Return Bond Fund”),
Artio Global High Income Fund (“Global High Income Fund”)
Artio U.S. Microcap Fund (“Microcap Fund”)
Artio U.S. Smallcap Fund (“Smallcap Fund”)
Artio U.S. Midcap Fund (“Midcap Fund”) and
Artio U.S. Multicap Fund (“Multicap Fund”)
--- File nos. 33-47507, 811-6652
and

Artio Global Equity Fund Inc. (the “Global Equity Fund”)
--- File Nos. 333-111901, 811-6017

Dear Mr. Long:

In connection with a response being made on behalf of the Trust and the Global Equity Fund (each a “Registrant” and together the “Registrants”) to comments you provided via telephone on February 24, 2010, the Registrants hereby acknowledge that:

  the Registrants are responsible for the adequacy and the accuracy of the disclosure in the shareholder report;

  comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the shareholder report reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the shareholder report; and

  the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

Mr. Jeff Long
April 19, 2010

     Please contact me at (212) 297-3799 if you have any questions regarding the Registrants’ responses.

Very truly yours,

/s/ Timothy Clemens
Timothy Clemens
Chief Financial Officer of Artio Global Investment Funds
Chief Financial Officer of Artio Global Equity Fund, Inc.